Exhibit 3.1

Amendment to Amended and Restated Bylaws

            The Corporation’s Amended and Restated Bylaws (“Bylaws”) are amended to insert the following Section 3.4.1 immediately after Section 3.4 of Article IV of the Bylaws:

3.4.1 Lead Director:  If at any time the Chairman of the Board shall be an executive officer of the Corporation or for any other reason shall not be an independent director, then an independent Lead Director shall be selected by the independent directors of the Board of Directors.  The Lead Director shall be an independent director and shall be responsible for coordinating the activities of, and the agenda for, the independent directors of the Board of Directors.  If at any time the Chairman of the Board is an independent director, then he or she shall perform the duties of the Lead Director.  As used in this Section 3.4.1, the term “independent director” shall mean a director determined by the Board of Directors to be independent in accordance with the independence standards applicable to the Corporation under Item 407(a)(1) of Regulation S-K (or any successor provision thereof) or, if the Corporation is not subject to Regulation S-K, such other independence standard as has been adopted by the Board of Directors.